Exhibit (a)(9)

Lima,                                      , 2007

Messrs.
                                     Sociedad Agente de Bolsa S.A.

Dear Sirs,

I (we) hereby address you in order to inform you of my (our) decision to withdraw my (our) acceptance of the Conditioned Purchase Proposal in relation to the offer dated June 25, 2007 by Chinalco Canada B.C. Holdings Ltd, ("The Offeror") to acquire the shares of Peru Copper Inc, which are traded at the Lima Stock Exchange under the trading symbol CUP and as provided for by Management Resolution No 002-2006-EF/94.45. For these purposes, I (we) represent that I (we) am (are) aware that the withdrawal of my acceptance is conditioned to the terms appearing in the Offering Circular of the Offer to Purchase referred to in the Notice published in the Lima Stock Exchange Daily Bulletin dated July 11, 2007.

In this connection, I (we) request the withdrawal of my (our) acceptance to the Conditioned Purchase Proposal of                                      shares traded at the Lima Stock Exchange under the trading symbol CUP.

For such purposes, I (we) inform you that the securities I (we) hold are represented by:

Account entries in Cavali S.A. ICLV R.U.T. (Holder's Single Registry) Code

Therefore, I (we) will appreciate you coordinate the transferring of my (our) securities to the account held with your firm.

Sincerely yours,

Name/ Corporate Name
National Identity Document/ Alien Card/ Taxpayer Registration No Address	Signature

To be completed by the brokerage firm receiving this letter:

Stamp of receipt and acceptance

Counterpart for Sociedad Agente de Bolsa S.A.